As filed with the Securities and Exchange Commission on September 6, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PANACOS PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-3238476
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Samuel K. Ackerman

President and Chief Executive Officer

Panacos Pharmaceuticals, Inc.

134 Coolidge Avenue

Watertown, Massachusetts 02472

(617) 926-1551

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

William T. Whelan, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the

Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Amount of Offering Price(2)(3)	Registration Fee(4)
Common Stock, $0.01 par value per share(5)	(6)	(6)
Warrants.	(6)	(6)
Total	$50,000,000	$5,885

(1)	There are being registered hereunder such indeterminate number of shares of common stock and such indeterminate number of warrants to purchase common stock as shall have an aggregate initial offering price not to exceed $50,000,000. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. The securities registered also include such indeterminate amounts and numbers of common stock as may be issued upon exercise of warrants or pursuant to the antidilution provisions of any such securities.
(2)	In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.
(3)	The proposed maximum per unit and aggregate offering prices per class of security will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder.
(4)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(5)	The aggregate amount of Common Stock registered hereunder is limited to that which is permissible under Rule 415(a)(4) under the Securities Act.
(6)	Not required to be included in accordance with General Instruction II.D. of Form S-3.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 6, 2005

PROSPECTUS

PANACOS PHARMACEUTICALS, INC.

$50,000,000

COMMON STOCK

WARRANTS

We may from time to time issue up to $50,000,000 aggregate principal amount of common stock and/or warrants. We will specify in an accompanying prospectus supplement the terms of the securities. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

Investing in our securities involves risks.

See “ Risk Factors” on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

THE DATE OF THIS PROSPECTUS IS                         , 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $50,000,000. We have provided to you in this prospectus a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. In any applicable prospectus supplements, we may add to, update or change any of the information contained in this prospectus.

OUR BUSINESS

The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” on page 7.

Panacos Pharmaceuticals, Inc.(which we refer to as Panacos or the Company), formerly known as V.I. Technologies, Inc..is developing the next generation of anti-infective products through discovery and development of small molecule oral drugs for the treatment of HIV and other major human viral diseases. We concentrate exclusively on diseases with large markets, where there is a clear unmet need for more effective therapies. We believe that a major potential commercial advantage of the HIV market is the rapid clinical development and approval process for new drugs. The total time from initiation of clinical trials to market may be as little as four years, shorter than for many other disease indications. Our proprietary discovery technologies and lead therapeutic candidate PA-457 focus on novel targets in the virus life cycle, including virus fusion and virus maturation.

PA-457 is a small molecule, oral HIV drug candidate. It works by a mechanism different from that of approved drugs or other drugs in development, by blocking a key step in the processing of a viral core protein called capsid. This novel mechanism of action, called maturation inhibition, was discovered by Panacos scientists and their collaborators. Preclinical studies have shown that PA-457 retains full activity against drug-resistant virus, is effective in an animal model of HIV infection and should be suitable for use in combination therapy with other drugs.

On August 22, 2005, Panacos announced the successful completion of a Phase 2a clinical study of PA-457, and provided preliminary analysis of the results. The study met its primary endpoint by demonstrating a statistically significant reduction in the level of HIV in the blood, known as viral load, compared to placebo. The median reduction in viral load in the trial was greater than 1 log10, or a 90% decrease, at the highest dose. Study results indicated that the drug was generally well tolerated. A previous clinical study indicated that a single oral dose of PA-457 has antiviral activity in HIV-infected patients, including individuals infected with drug resistant strains. Clinical results to date will need to be confirmed and extended in longer term trials with larger patient numbers prior to approval.

We are preparing to initiate a Phase IIb study of PA-457 at multiple clinical sites in the U.S. In this study, PA-457 will be administered to HIV-infected patients in combination with other approved HIV drugs. The FDA recently indicated that PA-457 should be evaluated in two drug interaction studies prior to initiation of Phase IIb, to study the possible effects of co-administration of the drug with ritonavir or atazanavir. The FDA recommendation is based on a recent FDA consensus related to drugs that are metabolized by gluuronidation, like PA-457. We plan to perform the two studies recommended by the FDA.

The US Food and Drug Administration (FDA) has granted Fast Track designation to PA-457. Fast Track is a process designed to expedite development and approval of new drugs that may have the potential to improve treatment for serious or life-threatening diseases. Developers of Fast Tracked products have greater access to FDA resources as well as eligibility for rolling NDA submissions. In addition, Fast Track designation may enable priority FDA review and accelerated approval.

Prior to the Company’s merger with Panacos Pharmaceuticals, Inc. in March 2005, the INACTINE™ Pathogen Reduction System for red blood cells was V.I. Technologies, Inc.’s principal development stage program. The INACTINE™ system was being designed to inactivate a wide range of viruses, bacteria and lymphocytes from red blood cells and to remove soluble prion proteins with the goal of diminishing risk of transmission of pathogens in transfused blood. We have since determined to terminate the development program for the INACTINE™ system.

We were organized under the laws of the State of Delaware in December 1992. Our principal executive offices are located at 134 Coolidge Avenue, Watertown, Massachusetts 02472, and our telephone number is (617) 926-1551. Our website address is www.panacos.com. The contents of our website are not part of this prospectus.

Legal Proceedings

We entered into a lease in 2002 for 16,500 square feet of space near Boston, Massachusetts intended for use as a processing site for INACTINE™-treated red blood cells. In 2003, we concluded that this second site was not required and took steps to terminate our obligations under the lease, which would expire in 2008. In the fourth quarter of 2004, the landlord of that space filed a complaint in Middlesex Superior Court of the Commonwealth of Massachusetts against us seeking damages of not less than $531,905, plus attorney’s fees, representing a claim for damages relating to re-rental of the facility at a lower rental rate plus associated costs. In late 2004, based on the evidence then provided, namely the landlord’s affidavits, the trial court issued an order preventing the Company from using up to $300,000 of our assets except in the ordinary course of business, and further allowed an attachment of $250,000 of the Company’s funds as security for a potential judgment in the landlord’s favor. Since the court’s orders, we have sent certain discovery requests to the landlord, including a request for the production of documents to support the landlord’s claims. In response, the landlord has provided documents to support its calculations, however certain of the damages calculations remain unsupported and are disputed by us. A deposition for the landlord’s principal is currently noticed for August 31, 2005. We are vigorously defending against this claim and believe we have sufficient reserves to cover our estimated exposure related to this contingency.

On February 2, 2005, we were served with a complaint by an employee of the Melville, New York plant. This suit has been filed in the Supreme Court of the State of New York, County of Suffolk. The suit purports to be a class action in which the lead plaintiff, representing the class, claims that we underpaid overtime due to employees of the processing plant. The complaint alleges an amount in excess of $125,000 in unpaid overtime pay plus the costs of the action and reasonable attorney’s fees. Our motion to dismiss the class action allegations of the complaint was denied without prejudice to renew. We are currently considering our options to refile the motion to dismiss and have simultaneously entered into discussions regarding potentially settling the complaint.

Except as described above, we are not currently a party to any material pending legal proceedings.

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase shares of Panacos common stock. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein. See “Where You Can Find More Information” on page 20.

RISKS RELATING TO OUR COMPANY

Our ability to successfully integrate the business operated by V.I. Technologies, Inc. and Panacos following our recent merger is uncertain.

V.I. Technologies, Inc. and Panacos, each of which previously operated independently, are in the process of integrating their businesses following the merger that was effected in March 2005. The integration will require efforts from each company, including the coordination of their general and administrative functions. For example, integration of administrative functions includes coordinating employee benefits, payroll, financial reporting, purchasing and disclosure functions. Delays in successfully integrating and managing employee benefits could lead to dissatisfaction and employee turnover. Problems in integrating purchasing and financial reporting could result in control issues, including unplanned costs. Diversion of management attention could result in delays in clinical programs. The combination of the two companies organizations may result in greater competition for resources and elimination of research and development programs that might otherwise be successfully completed. Management may have its attention diverted while trying to integrate the two companies, one of which is located in Watertown, Massachusetts and one of which is located in Gaithersburg, Maryland. Such diversion of management’s attention or difficulties in the transition process could have an adverse impact on us. Virtually all of the employees in the merged company work at either the Watertown facility or the Gaithersburg facility. The management team of the combined company has experience in attracting and retaining the technical personnel that will represent the majority of employees in the combined company. However, no assurance can be given that the combined company will succeed in its efforts to integrate the combined companies’ operations successfully.

We have historically incurred operating losses and we expect that these losses will continue.

We have historically incurred substantial operating losses due to our research and development activities and expect these losses to continue for the foreseeable future. As of December 31, 2004, V.I. Technologies, Inc. and Panacos had an accumulated deficit of approximately $169.3 million and $25.1 million, respectively. V.I. Technologies, Inc.’s fiscal year 2002, 2003 and 2004 net losses were $20.0 million, $22.4 million, and $18.2 million, respectively. Panacos’ fiscal year 2002, 2003 and 2004 net losses were $4.5 million, $4.5 million, and $12.0 million, respectively. V.I. Technologies, Inc.’s fiscal year 2002, 2003 and 2004 operating losses were $20.4 million, $22.1 million, and $18.1 million, respectively. Panacos’ fiscal year 2002, 2003 and 2004 operating losses were $4.5 million, $4.3 million and $12.0 million, respectively. We currently expect to continue research and development activities. We will expend significant amounts on research and development programs, including those relating to PA-457. The PA-457 clinical trial program is being conducted in various geographic locations, and clinical studies may occur in other geographic markets. In addition, prior to the end of 2005, we expect that PA-457 will progress to late stage Phase II trials. In parallel to the clinical development activities, we would increase expenditures for pre-commercial activities, such as planning for, and preliminary investments in, the scale-up of manufacturing of the drug, and marketing and distribution of the drug both in the United States and internationally. We also plan to evaluate marketing partnerships for distribution as well as to fund a portion of the late stage clinical development of the drug. These activities will take time and expense, both to identify the best partners and reach agreement on terms, and to negotiate and sign definitive agreements. We will actively seek new financing from time to time to provide financial support for new activities. However, at this time we are not able to assess the probability of success in our fundraising efforts or the terms, if any, under which we may secure financial support from strategic partners. We expect to continue to incur operating losses for the foreseeable future.

We will need additional capital in the future, but our access to such capital is uncertain.

Our current resources are insufficient to fund all of our commercialization efforts. As of July 31, 2005, we had cash on hand of approximately $12.8 million. We expect to spend approximately $2.0 million to $2.5 million in cash per month. We believe that our cash resources are adequate to meet our requirements into the first quarter of 2006. Our capital needs beyond the first quarter of 2006 will depend on many factors, including our research and development activities, the scope of our clinical trial program, the timing of regulatory approval for our products under development and the successful commercialization of our products. Our needs may also depend on the magnitude and scope of these activities, the progress and the level of success in our clinical trials, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourself;

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available; or

•	seek a buyer for all or a portion of our business, or wind down our operations and liquidate our assets.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our ability to continue as a going concern is dependent on future financing.

KPMG LLP, independent registered public accounting firm, has included an explanatory paragraph in their report on V.I. Technologies, Inc.’s consolidated financial statements for the fiscal year ended December 31, 2004, which highlights that the then current cash balances are insufficient to support operations until the end of 2005, thereby raising substantial doubt about V.I. Technologies, Inc.’s ability to continue as a going concern. Ernst & Young LLP, Panacos’ independent registered public accounting firm, has included a similar explanatory paragraph in their report on Panacos’ financial statements for the year ended December 31, 2004. The inclusion of a going concern explanatory paragraph in KPMG LLP’s report on the consolidated financial statements of V.I. Technologies, Inc. and in Ernst & Young LLP’s report on the financial statements of Panacos could have a detrimental effect on our stock price and ability to raise additional capital.

Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to the consolidated financial statements as a result of the outcome of the uncertainty described above.

Our success will depend on the products which we are and will be developing but may be unable to commercialize due to numerous factors, including regulatory requirements on both us and our customers.

The success of our business will depend on our successful development and commercialization of our products. Successful commercialization of our products under development depends, in significant part, on our ability to:

•	complete their development in a timely fashion;

•	demonstrate their safety and efficacy in clinical trials;

•	obtain and maintain patents or other proprietary protections;

•	obtain required regulatory approvals;

•	implement efficient, commercial-scale manufacturing processes;

•	obtain approval for reimbursement under health care systems; and

•	establish and maintain development, sales, marketing, and distribution collaborations.

PA-457 is our only product currently in active clinical trials. PA-457 has not been approved by the Food and Drug Administration for marketing in the United States or by regulatory authorities in other countries. The process of obtaining regulatory approvals is generally lengthy, expensive and uncertain. Satisfaction of pre-market approval or other regulatory requirements of the FDA, or similar requirements of non-United States regulatory agencies, typically takes several years, depending upon the type, complexity, novelty and intended purpose of the product. During fiscal years 2004, 2003 and 2002, V.I. Technologies, Inc. spent approximately $13.3 million, $18.5 million and $20.4 million on research and development, respectively. During fiscal years 2004, 2003 and 2002, Panacos spent approximately $11.2 million, $4.5 million and $4.4 million on research and development, respectively.

To obtain regulatory approvals for the commercial sale of our product candidates, we or our collaborators must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective. We or our collaborators may suspend or terminate clinical trials at any time for various reasons, including regulatory actions by the FDA or foreign regulatory agencies, actions by institutional review boards, failure to comply with good clinical practice requirements and concerns regarding health risks to the subjects of clinical tests. We recently discontinued our development of a product in Phase III clinical trials due to concerns that we would not be successful in addressing certain clinical and regulatory considerations in an economically feasible manner within a commercially reasonable time frame.

Delays in our clinical testing or approval from government authorities will lengthen our product development time, increase our product development costs and may impair our ability to commercialize our products and allow competitors to bring products to market before we do. For example, we recently announced a delay in the initiation of our Phase IIb clinical trial for PA-457 from the fourth quarter of 2005, as previously planned, until the first half of 2006. The FDA recently indicated that PA-457 should be evaluated in two drug interaction studies prior to initiation of Phase IIb, to study the possible effects of co-administration of the drug with ritonavir or atazanavir. The FDA recommendation is based on a recent FDA consensus related to drugs that are metabolized by a process known as gluuronidation, like PA-457. We plan to perform the two studies recommended by the FDA.

Even if our products receive approval for commercial sale, their manufacture, storage, marketing and distribution are and will be subject to extensive and continuing regulation in the United States by the federal government, especially the FDA, and state and local governments. The failure to comply with these regulatory requirements could result in enforcement action, including, without limitation, withdrawal of approval, which would harm our business. Later discovery of problems with our products may result in additional restrictions on the product, including withdrawal of the product from the market. Regulatory authorities may also require post-marketing testing, which can involve significant expenses. Additionally, governments may impose new regulations, which could further delay or preclude regulatory approval of our products or result in significantly increased compliance costs.

In similar fashion to the FDA, foreign regulatory authorities require demonstration of product quality, safety and efficacy prior to granting authorization for product registration which allows for distribution of the product for commercial sale. International organizations, such as the World Health Organization, and foreign government agencies including those for the Americas, Middle East, Europe, and Asia and the Pacific, have laws, regulations and guidelines for reporting and evaluating the data on safety, quality and efficacy of new drug products. Although most of these laws, regulations and guidelines are very similar, each of the individual nations reviews all of the information available on the new drug product and makes an independent determination for product registration.

We cannot assure you that our efforts to commercialize PA-457, which is still in early-stage clinical trials, will succeed.

PA-457 is our only product currently in active clinical trials.

PA-457 is still in early stage clinical trials and involves a high degree of development, technical, regulatory and other risks. The results from pre-clinical studies and early clinical trials conducted by Panacos do not ensure that results obtained in later stage clinical studies of PA-457 will be satisfactory to the FDA or foreign regulatory authorities. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Completion of clinical trials may also be delayed by slower than anticipated patient enrollment, negative or inconclusive clinical results or other adverse circumstances occurring during the clinical trials. Therefore, we cannot ensure that clinical trials will demonstrate sufficient safety and efficacy to obtain required marketing approvals on a timely basis, if at all.

Positive results from preclinical studies or early clinical trials should not be relied upon as evidence that later or larger-scale clinical trials will succeed. Initial clinical trials of PA-457 have been conducted only in small numbers of patients that may not fully represent the diversity present in larger populations infected with HIV or the results of long-term drug administration, and thus the limited results Panacos obtained may not predict results from more prolonged studies in larger numbers of patients drawn from more diverse populations. These initial trials are not designed to assess the long-term efficacy of PA-457. We will be required to demonstrate through larger-scale clinical trials that these product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials. If PA-457 or any other product candidate fails to demonstrate sufficient safety and efficacy in any clinical trial, we would experience potentially significant delays in, or be required to abandon, development of that product candidate. If we delay or abandon our development efforts related to PA-457, we may not be able to generate sufficient revenues to become profitable, and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause the stock price to decrease significantly.

If we fail to establish relationships with strategic collaborators and distributors, we may be unable to market our products.

We intend to enlist strategic collaborators for sales, marketing and distribution support and for financial support in the development of our products. We will require marketing and distribution partners for the commercialization of our products. If we fail to develop new strategic partnerships for these purposes, the failure could delay or possibly inhibit the commercialization of our products.

For example, in order to effectively market our products outside the United States, we may need to secure foreign marketing partners who have a strong presence in such foreign markets. Securing new corporate collaborators is a time-consuming process, and we cannot guarantee that the negotiations with new collaborators will yield positive results. Even if we find additional corporate collaborators to assist in the commercialization of existing or new product candidates, the terms of the arrangements may not be favorable or acceptable to us.

If we do not successfully distinguish and commercialize our technology, we may be unable to compete successfully or to generate revenue significant to sustain our operations.

The biotechnology industry, including the fields of therapeutic products to treat HIV and serious infections, transfusion medicine, and the therapeutic use of blood products, is highly competitive and subject to significant and rapid technological change. Accordingly, our success will depend, in part, on our ability to respond quickly to such change through the development and introduction of new products.

Many of our competitors or potential competitors have substantially greater financial and other resources than we have and may also have for the viral inactivation of red cells, greater experience in conducting pre-clinical studies, clinical trials and other regulatory approval procedures as well as in marketing their products. Major competitors in the market for HIV drugs include large, publicly-traded pharmaceutical companies, such as GlaxoSmithKline, Bristol Myers Squibb, Pfizer, Roche, Johnson & Johnson, and Gilead, development stage public companies, such as Incyte and Vertex, and private development stage companies, such as Pharmasset. Major competitors in the market for pathogen inactivation systems include Baxter Healthcare, Gambro CBT, and Cerus. If we or our corporate partners commence commercial product sales, we or our corporate partners will be competing against companies with greater marketing and manufacturing capabilities.

Our ability to compete successfully against currently existing and future alternatives to our product candidates and systems, and competitors who compete directly with us in the pathogen reduction industry will depend, in part, on our ability to:

•	attract and retain skilled scientific and research personnel;

•	develop technologically superior products;

•	develop competitively priced products;

•	obtain patent or other required regulatory approvals for our products;

•	be early entrants to the market; and

•	manufacture, market and sell our products, independently or through collaborations.

Third-party reimbursement policies may adversely affect our ability to commercialize and sell our products and services.

Our ability to successfully commercialize our products depends in part on the extent to which appropriate levels of reimbursement for our products and related treatments are obtained from government authorities, private health insurers, third party payers, and other organizations, such as managed care organizations, or MCOs. Any failure by doctors, hospitals and other users of our products or systems to obtain appropriate levels of reimbursement could adversely affect our ability to sell these products and systems.

Federal legislation, enacted in December 2003, has altered the way in which physician-administered drug programs covered by Medicare are reimbursed, generally leading to lower reimbursement levels. The new legislation has also added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, the U.S. Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. On the other hand, the drug benefit may increase the volume of pharmaceutical drug purchases, offsetting at least in part these potential price discounts. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit de facto price controls on prescription drugs. In addition, the law triggers, for congressional consideration, cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include limitations on prescription drug prices. This legislation could adversely impact our ability to commercialize any of our products successfully.

Significant uncertainty exists about the reimbursement status of newly approved medical products and services. Reimbursement in the United States or foreign countries may not be available for any of our products, reimbursement granted may not be maintained, and limits on reimbursement available from third-party payers may reduce the demand for, or negatively affect the price of, our products. We anticipate that we will need to work with a variety of organizations to lobby government agencies for improved reimbursement policies for its products. However, we cannot guarantee that such lobbying efforts will take place or that they will ultimately be successful.

If we are unable to protect our intellectual property, we may not be able to operate our business profitably.

Our success will depend on our ability to develop proprietary products and technologies, to obtain and maintain patents, to protect trade secrets, and to prevent others from infringing on our proprietary rights. We have exclusive patents, licenses to patents or patent applications covering critical components of our technologies, including certain jointly owned patents. We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees and certain contractors. Patents, pending patent applications and licensed technologies may not afford adequate protection against competitors, and any pending patent applications now or hereafter filed by or licensed to us may not result in patents being issued. In addition, certain of our technology relies on patented inventions developed using university resources. Universities may have certain rights, as defined by law or applicable agreements, in such patents, and may choose to exercise such rights. Under the terms of a license agreement with the University of North Carolina, we are an exclusive licensee to certain technology, including patents and patent applications, that relate to certain of our product candidates, including PA-457. This license agreement imposes various commercialization, sublicensing, royalty and other obligations on us. If we fail to comply with these and other requirements, our license could convert from exclusive to non-exclusive or terminate entirely. Currently, we are in compliance with the terms of the license agreement, and we do not have any reason to believe that the license may be terminated. We cannot be certain that University of North Carolina’s confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that its trade secrets will not otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others, disputes may arise as to the rights related to or resulting from the know-how and inventions. In addition, the laws of certain non-U.S. countries do not protect intellectual property rights to the same extent as do the laws of the United States. Medical technology patents involve complex legal and factual questions and, therefore, we cannot predict with certainty their enforceability.

We are a party to various license agreements that give us exclusive rights to use specified technologies applicable to research, development and commercialization of our products, including PA-457. The agreements pursuant to which such technology is used permit the licensors to terminate agreements in the event that certain conditions are not met. If these conditions are not met and the agreements are terminated, our product development, research and commercialization efforts may be altered or delayed.

Patents or patent applications, if issued, may be challenged, invalidated or circumvented, or may not provide protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may obtain patent protection or other intellectual property rights for technology similar to ours that could limit our ability to use our technology or commercialize products that we may develop.

Litigation may be necessary to assert claims of infringement, to enforce patents issued to us, to protect trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unable to protect our technology, trade secrets or know-how, we may be unable to operate profitably. Although we have not been involved with any threats of litigation or negotiations regarding patent issues or other intellectual property, or other related court challenges or legal actions, it is possible that we could be involved with such matters in the future.

If we are unable to operate our business without infringing upon intellectual property rights of others, we may not be able to operate our business profitably.

Our success depends on our ability to operate without infringing upon the proprietary rights of others. We are aware that patents have been applied for and/or issued to third parties claiming technologies for decontamination of blood and blood products that may be similar to those needed by us. We endeavor to follow developments in these fields and we do not believe that our technologies and/or products infringe upon any proprietary rights of third parties. To the extent that planned or potential products turn out to be covered by patents or other intellectual property rights held by third parties, we would need a license under such patents or other intellectual property rights to continue development and marketing of our products. Any required licenses may not be available on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or sale of our products.

Litigation may be necessary to defend against claims of infringement or to determine the scope and validity of the proprietary rights of others. Litigation or interference proceedings could result in substantial additional costs and diversion of management focus. If we are ultimately unsuccessful in defending against claims of infringement, we may be unable to operate profitably.

If we lose or are unable to hire and retain qualified personnel, we may not be able to develop our products and technology.

We are highly dependent on the members of our scientific and management staff. In particular, we depend on Dr. Samuel K. Ackerman, as our Chief Executive Officer. Although we believe we have been successful in attracting and retaining our employees, we may not be able to attract and retain personnel on acceptable terms, if at all, given the competition for such personnel among other companies and research and academic institutions. If we lose an executive officer or certain key members of our clinical or research and development staff or are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and technology may be hindered. We have not purchased any key-man life insurance.

We use and generate hazardous materials in our research activities. Defending against any claims relating to the improper handling, storage, release or disposal of these materials could be time consuming and costly.

We are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. It is possible that we will be required in the future to incur significant costs to comply with environmental and health and safety regulations. The research and development activities to be undertaken by us involve the use of hazardous materials, including chemicals that may cause cancer, volatile solvents, and biological materials, including materials infected with various viruses, including the Human Immunodeficiency Virus, Human T-Cell Lyphotrophic Virus, and Simian Immunodeficiency Virus. In addition, our operations produce, and will continue to produce, hazardous waste products in the future. Although we believe that our safety procedures for handling and disposing of such materials comply with the standard prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our insurance limits and our cash resources. We have general liability insurance that covers our use of hazardous materials and chemicals. The cost of the annual premium for this insurance is not material to us. We have not been notified that we have been the subject of any investigation relating to the generation of hazardous materials in the past.

We may face exposure to product liability claims.

We may face exposure to product liability and other claims due to allegations that our products cause harm. These risks are inherent in the ongoing Phase II clinical trials relating to PA-457 and in the testing, and future manufacturing and marketing of, our products. Although we currently maintain product liability insurance, such insurance may not be adequate and we may not be able to obtain adequate insurance coverage in the future at a reasonable cost, if at all. If we are unable to obtain product liability insurance in the future at an acceptable cost or to otherwise protect against potential product liability claims, we could be inhibited in the commercialization of our products which could have a material adverse effect on our business. We currently have a policy covering $10 million of product liability for our clinical trials. We do not have sales of any products. The coverage will be maintained and limits reviewed from time to time as we progress to later stages of our clinical trials and as the length of the trials and the number of patients enrolled in the trials changes. Currently, our annual premium for product liability insurance is approximately $250,000.

RISKS RELATED TO PANACOS STOCK

Our stock price is volatile and you may not be able to resell your shares at a profit.

We first publicly issued common stock on June 11, 1998 at $12.00 ($120.00 as adjusted for our recent reverse stock split) per share in our initial public offering. Between June 11, 1998 and August 28, 2005 the closing sale price has ranged from a high of $17.62 ($176.20 as adjusted for our recent reverse stock split) per share to a low of $2.49 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

•	quarterly fluctuations in results of operations;

•	the announcement of new products or services by us or competitors;

•	sales of common stock by existing stockholders or the perception that these sales may occur;

•	adverse judgments or settlements obligating us to pay damages;

•	negative publicity;

•	loss of key personnel;

•	developments concerning proprietary rights, including patents and litigation matters; and

•	clinical trial or regulatory developments in both the United States and foreign countries.

In addition, overall stock market volatility has often significantly affected the market prices of securities for reasons unrelated to a company’s operating performance. In the past, securities class action litigation has been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management’s attention and resources, which could have a material adverse effect on revenue and earnings.

We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock.

There are approximately 510,307,000 shares of authorized but unissued shares of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions, for anti-takeover purposes, and in other transactions, without obtaining stockholder approval, unless stockholder approval is required for a particular transaction under the rules of Nasdaq, Delaware law, or other applicable laws. We currently have no specific plans to issue shares of our common stock for any purpose. However, if our management determines to issue shares of our common stock from the large pool of such authorized but unissued shares for any purpose in the future without obtaining stockholder approval, your ownership position would be diluted without your further ability to vote on that transaction.

The sale of a substantial number of shares of our common stock could cause the market price of our common stock to decline and may impair our ability to raise capital through additional offerings.

We currently have outstanding warrants to purchase an aggregate of 5.3 million shares of our common stock. The shares issuable upon exercise of these warrants have been registered for resale, and thus could be sold at any time following their issuance. These shares represent approximately 13% of the total number of shares of our common stock that are currently outstanding.

Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future.

Our executive officers, directors and holders of more than 5% of our common stock collectively beneficially own approximately 35% of the outstanding common stock as of August 25, 2005. In addition, approximately 1.2 million shares of common stock issuable upon exercise of vested stock options could become available for immediate resale if such options were exercised.

Sale or the availability for sale, of shares of common stock by stockholders could cause the market price of our common stock to decline and could impair our ability to raise capital through an offering of additional equity securities.

Anti-takeover provisions may frustrate attempts to replace our current management and discourage investors from buying our common stock.

Certain provisions of our restated certificate of incorporation and restated by-laws, as well as the Delaware General Corporation Law, or the DGCL, reduce the power of stockholders generally, even those with a majority of the voting power, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

In addition, our restated certificate of incorporation and restated by-laws provide that stockholder action may not be effected without a duly called meeting. Our restated certificate of incorporation and restated by-laws also do not permit our stockholders to call special meetings of stockholders. This effectively limits the ability of our stockholders to conduct any form of consent solicitation.

Provisions of the DGCL, our restated certificate of incorporation and restated by-laws could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of us without approval of our Board of Directors, even if such acquisition were beneficial to other stockholders. Moreover, the provisions of the DGCL and our restated certificate of incorporation and restated by-laws relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of the common stock. Such provisions also allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:

•	anticipated results of financing activities;

•	anticipated agreements with marketing partners;

•	anticipated clinical trial timelines or results;

•	anticipated research and product development results;

•	projected regulatory timelines;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

Please also see the discussion of risks and uncertainties under the heading “Risk Factors” on page 7.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to the Company or to any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we currently intend to use the net proceeds from this offering for general corporate purposes, including our internal discovery and development programs and the development of new technologies, general working capital and possible future acquisitions.

We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

We may set forth additional information on the use of net proceeds from the sale of securities we offer under this prospectus in a prospectus supplement relating to the specific offering.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize all the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement relating to any securities the particular terms of the securities offered by that prospectus supplement. If we indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below. We will also include information in the prospectus supplement, where applicable, about material United States federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	common stock; and/or

•	warrants to purchase common stock.

This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 550,000,000 shares of common stock, $0.01 par value per share. As of August 25, 2005, approximately 39,690,831 shares of common stock were issued and outstanding. The following description of our common stock and provisions of our Restated Certificate of Incorporation and Amended and Restated By-laws are only summaries, and we encourage you to review complete copies of these documents, which have been filed as exhibits to our periodic reports with the Securities and Exchange Commission.

Dividends, Voting Rights and Liquidation

Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our board out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing

Our common stock is listed on the Nasdaq National Market under the symbol “PANC.”

Transfer Agent and Registrar

American Stock Transfer and Trust Company is the transfer agent and registrar for our common stock.

Delaware Law and Certain Charter and By-law Provisions

The provisions of Delaware law and of our Restated Certificate of Incorporation and Amended and Restated By-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or our best interests.

Business Combinations. We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Staggered Board. Our charter provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our charter provides that directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the shares of our capital stock entitled to vote for the election of directors. Under our charter, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Limitation of Liability; Indemnification. Our charter contains provisions permitted under the General Corporation Law of the State of Delaware relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty as a director, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The limitation of liability described above does not alter the liability of our directors and officers under federal securities laws. Furthermore, our charter and by-laws contain provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. These provisions do not limit or eliminate our right or the right of any stockholder of ours to seek non-monetary relief, such as an injunction or rescission in the event of a breach by a director or an officer of his duty of care to us. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Stockholder Action; Special Meeting of Stockholders. Our charter provides that stockholders may take action only at a duly called annual or special meeting of stockholders and may not take action by written consent. Our by-laws further provide that special meetings of our stockholders may be called only by our president or by our board of directors.

Advance Notice Requirements For Stockholder Proposals and Director Nominations. Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must meet specified procedural requirements. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Super-Majority Stockholder Vote Required for Certain Actions. The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless a corporation’s charter or by-laws, as the case may be, requires a greater percentage. Our charter requires the affirmative vote of the holders of at least 66 2/3 % of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal the staggered board and stockholder action provisions described in this section of this prospectus entitled “Delaware Law and Certain Charter and By-law Provisions.”

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we so indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below.

General

We may issue warrants for the purchase of common stock in one or more series. We may issue warrants independently or together with common stock, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We may enter into the warrant agreement with a warrant agent. Each warrant agent will be a bank that we select which has its principal office in the United States and a combined capital and surplus of at least $50,000,000. We will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	the currency for which the warrants may be purchased;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon such exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. Watertown, Massachusetts time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent upon exercise of the warrants.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights By Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through dealers or agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of such methods.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents, dealers or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Certain persons that participate in the distribution of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including over-allotment, stabilizing and short-covering transactions in such securities, and the imposition of penalty bids, in connection with an offering. Certain persons may also engage in passive market making transactions as permitted by Rule 103 of Regulation M. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will provide us with an opinion as to the legal matters in connection with the securities we are offering.

EXPERTS

The consolidated financial statements of Panacos Pharmaceuticals, Inc. as of December 31, 2004 and December 27, 2003 and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report dated February 25, 2005 contains an explanatory paragraph that states that the Company has incurred significant recurring losses from operations, and its current cash balances as of December 31, 2004 are not sufficient to support its operations over the next year. Accordingly, this raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP, independent auditors, have audited the Panacos Pharmaceuticals, Inc. financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and the period from September 20, 1999 (inception) to December 31, 2004, as set forth in their report which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 2 to the financial statements. We have incorporated by reference the Panacos Pharmaceuticals, Inc. financial statements into the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

MATERIAL CHANGES

On March 11, 2005, we announced that we had closed our merger with Panacos Pharmaceuticals, Inc.,pursuant to the Agreement and Plan of Merger dated as of June 2, 2004, as amended on November 5, 2004, November 28, 2004, December 8, 2004, and February 14, 2005. The merger was approved by the stockholders of both V.I. Technologies, Inc.and Panacos at their respective meetings on March 10, 2005. Panacos stockholders received an aggregate of approximately 227,500,000 (22,750,000, as adjusted for our recent reverse stock split) shares of our common stock, or slightly over 80% of the outstanding shares of our common stock, after giving effect to the merger, and before giving effect to our 1:10 reverse stock split. The shares of our common stock issued to the Panacos stockholders were registered with the Securities and Exchange Commission on a Registration Statement on Form S-4 (Reg. No. 333-121416) (the “S-4 Registration Statement”) on February 14, 2005. Panacos stockholders received 6.75275 (0.67528, as adjusted for our recent reverse stock split) shares of our common stock for each share of Panacos common or preferred stock held by them at the effective time of the merger. This ratio was arrived at following negotiations among us, Panacos and our respective representatives, as described in detail in the S-4 Registration Statement. Please see Panacos’ Audited Financial Statements for the years ended December 31, 2004, 2003 and 2002 and the period from September 29, 1999 (inception) to December 31, 2004 included in the Company’s final form of prospectus filed under Rule 424(b)(1) on March 28, 2005 and incorporated herein by reference.

Our stockholders authorized our Board of Directors, at a special stockholder meeting held on March 10, 2005, to effect a reverse stock split of the common stock in the range of 1:5 to 1:20. Pursuant to this authorization, the Board approved a 1-for-10 reverse split of our common stock on March 14, 2005. As a result, shares held as of the close of business on March 14, 2005 were split and shares began trading on a post-split basis on Tuesday, March 15, 2005. Our shares outstanding after the effect of the 1-for-10 reverse split are approximately 38.2 million shares.

The impact of the 1-for-10 reverse split of the common stock on V.I. Technologies, Inc.’s previously filed consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, as incorporated by reference into this Registration Statement, is as follows:

Our previously filed selected financial data:	December 31, 2004	December 27, 2003	December 28, 2002
Shares outstanding at year-end	54,455,141	45,929,875	22,771,821
Basic and diluted net loss per share	$(0.35)	$(0.67)	$(0.88)
Weighted average common shares used in computing basic and diluted net loss per share	52,489,145	33,359,934	22,752,222

Our adjusted selected financial data for a 1-for-10 reverse stock split made effective March 14, 2005:	December 31, 2004	December 27, 2003	December 28, 2002
Shares outstanding at year-end	5,445,514	4,592,988	2,277,182
Basic and diluted net loss per share	$(3.46)	$(6.70)	$(8.81)
Weighted average common shares used in computing basic and diluted net loss per share	5,248,915	3,335,993	2,275,222

On August 15, 2005, stockholders of V.I. Technologies, Inc. approved an amendment to V.I. Technologies, Inc.’s Restated Certificate of Incorporation to change the corporate name from V.I. Technologies, Inc. to Panacos Pharmaceuticals, Inc. V.I. Technologies, Inc. amended its Restated Certificate of Incorporation on August 15, 2005. The name change became effective on August 17, 2005.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at www.vitechnologies.com. In addition, our stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 3, 2005 (File No. 000-24241);

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2004, filed on April 26, 2005 (File No. 000-24241);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 13, 2005 (File No. 000-24241);

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005 (File No. 000-24241);

•	Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 15, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 15, 2005 (File No. 000-24241);

•	Amendment No. 1 to our Current Report on Form 8-K, filed on February 16, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on February 22, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 7, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 9, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 10, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 16, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 17, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on March 31, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on April 26, 2005 (File No. 000-24241);

•	Our Current Reports on Form 8-K, filed on May 9, 2005 (File No. 000-24241);

•	Amendment No. 1 to our Current Report on Form 8-K dated May 9, 2005, filed on May 11, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on June 30, 2005, (File No. 000-24241);

•	Amendment No. 1 to our Current Report on Form 8-K dated June 30, 2005, filed on July 7, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on August 2, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on August 18, 2005 (File No. 000-24241);

•	Our Current Report on Form 8-K, filed on August 23, 2005 (File No. 000-24241); and

•

The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 13, 1998 (File No.000-24241), which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No.000-24241) filed on February 26, 1998 and declared effective by the SEC on June 11, 1998, and any amendment or reports filed with the SEC for purposes of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Peyton J. Marshall, Executive Vice President and Chief Financial Officer, at our principal executive offices, which are located at 134 Coolidge Avenue, Watertown, Massachusetts; Telephone: (617) 926-1551.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

Item	Amount
SEC registration fee	$5,885
Legal fees and expenses	30,000
Accounting fees and expenses	15,000
Printing fees	5,000
Miscellaneous fees and expenses	—

Total	$55,885

Item 15. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees)

actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Article NINTH of the Company’s Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, whether or not an individual continues to be a director at the time such liability is asserted, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derives an improper personal benefit.

Article TENTH of the Company’s Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in Article TENTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. Article TENTH further permits the board of directors to authorize the grant of indemnification rights to other employees and agents of the Company and such rights may be equivalent to, or greater or less than, those set forth in Article TENTH.

Article V of the Company’s Amended and Restated By-laws also provides that the Company shall, to the fullest extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises.

Pursuant to Section 145 of the DGCL and the Amended and Restated By-laws of the Company, the Company maintains directors’ and officers’ liability insurance for its executive officers and directors against certain liabilities they may incur in their capacity as such.

Item 16. Exhibits

(a)	Exhibits.

Exhibit Number	Description of Document
1.1*	The form of equity underwriting agreement will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2*	The form of any warrant will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of securities being registered. Filed herewith.

23.1	Consent of KPMG LLP. Filed herewith.

23.2	Consent of Ernst & Young LLP. Filed herewith.

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

Item 17. Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Watertown and Commonwealth of Massachusetts on the 6th day of September 2005.

Panacos Pharmaceuticals, INC.

By:	/s/ SAMUEL K. ACKERMAN
Samuel K. Ackerman President and Chief Executive Officer

POWER OF ATTORNEY

The registrant and each person whose signature appears below constitutes and appoints Samuel K. Ackerman and Peyton J. Marshall and each of them singly, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ SAMUEL K. ACKERMAN, M.D. Samuel K. Ackerman, M.D.	Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director	September 6, 2005

/S/ PEYTON J. MARSHALL, PH.D. Peyton J. Marshall, Ph.D.	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 6, 2005

/S/ ERIC W. LINSLEY Eric W. Linsley	Director	September 6, 2005

/S/ JEREMY HAYWARD- SURRY Jeremy Hayward-Surry	Director	September 6, 2005

/S/ HERBERT H. HOOPER, PH.D. Herbert H. Hooper, Ph.D.	Director	September 6, 2005

/S/ JOHN FLETCHER John Fletcher	Director	September 6, 2005

EXHIBIT INDEX

1.1*	The form of equity underwriting agreement will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

4.1	Specimen of Common Stock Certificate. Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1, as amended (Registration Statement No. 333-46933) and incorporated herein by reference.

4.2*	The form of any warrant will be filed as an exhibit to a Current Report of the Registrant on Form 8-K and incorporated herein by reference.

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding legality of securities being registered. Filed herewith.

23.1	Consent of KPMG LLP. Filed herewith.

23.2	Consent of Ernst & Young LLP. Filed herewith.

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.